Exhibit (a)(7)
March 28, 2008

Dear Stockholders:

I am pleased to inform you that, on March 14, 2008, I-trax, Inc., Walgreen Co. and Putter Acquisition Sub, Inc., a wholly owned subsidiary of Walgreen Co., entered into an Agreement and Plan of Merger. Under that merger agreement, Putter Acquisition Sub, Inc. is, today, commencing offers to purchase (1) each outstanding share of I-trax common stock for $5.40 per share in cash and (2) each outstanding share of I-trax Series A Convertible Preferred Stock for $54.00 per share, plus a dividend amount in respect of the conversion value of accrued and unpaid dividends on the preferred stock through the date the tendered shares are purchased, in cash, in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated the date hereof and the related Letter of Transmittal.

The offers being made today are subject the to satisfaction of a number of conditions, including, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offers a number of shares of common stock and preferred stock that represents at least a majority of the total number of outstanding I-trax common stock on a fully diluted basis, (2) the expiration or termination of the applicable anti-trust waiting period, and (3) the receipt of any approval or clearance required to be obtained in order to permit payment for shares tendered pursuant to the offers.

If the conditions to the offers are satisfied, Putter Acquisition Sub, Inc. will purchase all shares of I-trax common stock and preferred stock validly tendered to it. After that, Putter Acquisition Sub, Inc. will merge with and into I-trax. In the merger, the shares of I-trax common stock and preferred stock not purchased in the offers (other than any shares held by a stockholder who has perfected his, her or its appraisal rights) will be converted into the right to receive $5.40 per share in cash for each share of common stock and $54.00 per share, plus a dividend amount in respect of the conversion value of accrued and unpaid dividends on the preferred stock through the merger date, in cash, for each share of preferred stock. The dividend amount payable with respect to the preferred stock will be calculated by dividing the value of accrued and unpaid dividends on tendered preferred shares at the time of acceptance of the preferred stock offer, or effectiveness of the merger, as applicable, by $3.84 (which equals the average market price of I-trax’s common stock during the ten trading days prior to, and including, March 14, 2008, calculated in accordance with the terms of the preferred shares) and multiplying the result by $5.40.

Your Board of Directors has determined that the offers and the merger are fair to, and in the best interests of, I-trax and its stockholders and has approved the merger agreement, the offers and the merger. Your Board of Directors recommends that you accept the offers by tendering your shares in the offers.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Accompanying this letter, in addition to the attached Schedule 14D-9, is Putter Acquisition Sub, Inc.’s Offer to Purchase, together with related materials, including a letter of election and transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offers and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully. On behalf of the management and the Board of Directors of I-trax, we thank you for your support.

Sincerely,

Frank A. Martin
Chairman and Director